Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 8, 2021

Date: Feb 8, 2021

Author: RJ Pittman, CEO

Marquee Image:

The start of the start.

Subheadline: With our future listing on the NASDAQ, we’re ready to accelerate our mission to digitally transform the built world.

When I joined Matterport two years ago, we set out to do three things: Create an innovative platform business that would accelerate the digital transformation of the built world; develop a world-class organization, our Matterpeeps, capable of navigating and steering the company toward this objective; and put customers at the center of everything we do.

Today marks an important milestone in our mission to make every building, every space more valuable and accessible. I couldn’t be more excited and more confident about the path forward for this great company. As we contemplate the next stage of growth for Matterport, these priorities are more important than ever.

In 2019, we certainly had our work cut out for us, but Matterport had a running start. Founded in 2011, Dave Gausebeck and Matt Bell created the company that would go on to revolutionize the way we see, experience, and embrace property and the physical world around us. In the last two years, we have covered a lot of ground in a relatively short period of time, substantially advancing the foundations of a growing business into a rapidly scaling spatial computing and data platform company.

Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 8, 2021

Data is fundamental to Matterport. Our data rich platform can tell us more about a property or physical space than ever before, and we are innovating on top of this data. The purpose of our platform is choice. It is designed to meet our evolving global customer base where they are today, at any point in the lifecycle of a building from design and construction to operating, insuring, repairing, or remodeling.

We are grateful for the positive response from our industry partners and developer community. Since opening up our platform, leading companies like Autodesk, Procore, and others are helping us extend the customer value propositions across industries and verticals. We offer choices when it comes to digitizing physical spaces with a robust selection of capture devices including the Matterport Pro2, 3rd-party digital and LIDAR cameras, and the smartphone in your pocket. Our Capture Services team delivers scalable digitization as a service all over the world for customers large and small.

To accomplish our platform technology and business objectives in a short space of time requires extraordinary leadership at every level of the organization. Nothing has earned more focus and attention than the priority of developing our Matterpeeps and creating the best team we possibly can in a remote-first world. As we enter this next stage of growth this becomes even more important to the company.

Led by our Chief People Officer, Jean Barbagelata, this focus includes fostering a more diverse and inclusive workforce and culture. We’re early in the journey, but I am so proud of the progress we are making, and more importantly the commitment of the leadership team and the company to learn, grow, and be better. I’m also excited about the work we are doing to bring schools online so that they can reopen with confidence. We will have programs to share in the months ahead that extend our corporate responsibility out into the communities in which we serve and live.

Innovation is what drives us, and it’s our customers that inspire us. Today, we have customers in more than 150 countries around the world using Matterport in new ways every day, often to digitize some of the most interesting buildings, spaces, and locations in the world. This drives us to make our platform better, our data more insightful, and the customer experience perpetually more immersive, engaging, and empowering.

The road to customer happiness and delight is a journey not a destination. It is a continuous learning process that requires unrelenting, tireless commitment to the basics as well as the differentiators that our customers experience and expect. We are more committed to customer excellence than ever this year. We are investing purposefully in scaling our efforts to meet our customers where they are today and make Matterport the business they love the most.

Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 8, 2021

Today we announced that Matterport has entered into a definitive agreement with Gores Holdings VI providing for a business combination that will result in Matterport becoming a public company. Upon the closing of the proposed transaction, which is expected to occur in the second quarter of 2021, the company intends to be listed on the NASDAQ. The transaction can be best described as a force multiplier that will enable Matterport to accelerate our ambitious mission to make every building, every space more valuable and accessible.

Companies like Matterport have choices when considering the best way to fund growth for the long term. The decision was less about whether to pursue a SPAC vs. traditional IPO vs. venture round for our path forward. Candidly, it was about who we want on our team to help us win. I’ve been in this business long enough to know the pros and cons of all the options for growth, and so does Matterport’s executive team. We didn’t choose a type of transaction, we chose The Gores Group.

The bet I always make is on people. Matterport itself is a fantastic business, but I chose to join Matterport because of the people. It’s made up of an extraordinary team, board of directors, and investors. For this transaction, the same rules absolutely applied.

Alec Gores has pioneered these types of transactions long before the recent activity. He’s built a strong values- and integrity-driven investment firm over the past 35 years, and like me, grew up in Michigan, where lots of good people with big ideas hail from—Henry Ford, Thomas Edison, William Hewlett, Bill Joy, Larry Page, Tony Fadell, and our own TB12—class of ‘95 Michigan, to name a few. The Gores Group is a unique partnership that has the breadth and depth of investment leadership and domain experience that fits very well with our business and market focus. With the recent addition of their technology investment partners Justin Wilson and Ted Fike, they bring a powerful combination of investment and operational experience with some of the biggest platform disruptors in the technology industry, including Google, AirBnB, Softbank, Compass and Opendoor. Mark Stone is the CEO of Gores Holdings VI, the entity we are merging with, and represents the firm’s approach to investing with integrity, transparency, and governance.

One of the first indications of this strong partnership is reflected in the quality of the investors that are participating in the transaction announced today, each impressive in their own right. To bring them all together in support of Matterport’s next stage of growth is both extraordinary and rare, and a clear signal of the significance of this enormous opportunity to disrupt the largest asset class in the world. At an estimated $230 trillion, this market is more than three times the value of all global equities combined. It is less than 1% digitized, and we have a ten-year head start. Let’s go!

Matterport is a once in a decade company, and that decade starts today. We can’t wait to go to work with our partners, customers, and Matterpeeps to shape the future of the built world. It’s the start of the start.

Onward!

Additional Information and Where to Find It

Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 8, 2021

In connection with the proposed business combination, Gores Holdings VI intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Gores Holdings VI, an information statement of Matterport, Inc. (“Matterport”) and a prospectus of Gores Holdings VI. The proxy statement/information statement/prospectus will be sent to all Gores Holdings VI and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Gores Holding VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holding VI may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holding VI and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, Inc., including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and

Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 8, 2021

uncertainties that will be described in Gores Holdings VI’s final proxy statement/information statement/prospectus contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

Disclaimer

This document relates to a proposed business combination between Gores Holdings VI and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.